UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
AMENDED FILING*


LOCKHEED MARTIN CORP
(NAME OF ISSUER)
COMMON STOCK
(TITLE OF CLASS OF SECURITIES)
539830109
(CUSIP NUMBER)
12/31/2022
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:

                             (X)  RULE 13D-1 (B)
                             ( )   RULE 13D-1 (C)
                             ( )   RULE 13D-1 (D)

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A
REPORTING PERSON`S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT
CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED
IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


CUSIP NO: 539830109   13G         PAGE 2 OF 8 PAGES

1.  NAME OF REPORTING PERSON: STATE STREET CORPORATION
    I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON: 04-2456637

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    NOT APPLICABLE

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    BOSTON, MASSACHUSETTS

5.  SOLE VOTING POWER
    0 SHARES

6.  SHARED VOTING POWER
    36,843,569

7.  SOLE DISPOSITIVE POWER
    0 SHARES

8.  SHARED DISPOSITIVE POWER
    37,795,804

9.  AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    37,797,517

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    14.42%

12. TYPE OF REPORTING PERSON
    HC


CUSIP NO: 539830109   13G         PAGE 3 OF 8 PAGES

1. NAME OF REPORTING PERSON: STATE STREET GLOBAL ADVISORS TRUST COMPANY I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON: 81-4017137

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    NOT APPLICABLE

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    BOSTON, MASSACHUSETTS

5.  SOLE VOTING POWER
    0 SHARES

6.  SHARED VOTING POWER
    5,115,751

7.  SOLE DISPOSITIVE POWER
    0 SHARES

8.  SHARED DISPOSITIVE POWER
    33,268,822

9.  AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    33,269,486**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    12.69%

12. TYPE OF REPORTING PERSON
    IA


** 5,840,609 shares in various capacities, and 27,428,877 shares as independent fiduciary and/or investment manager for various Lockheed Martin
 Corporation Plans


CUSIP NO: 539830109   13G         PAGE 4 OF 8 PAGES

1.  NAME OF REPORTING PERSON: STATE STREET BANK AND TRUST COMPANY
    I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON: 04-1867445

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    NOT APPLICABLE

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    BOSTON, MASSACHUSETTS

5.  SOLE VOTING POWER
    0 SHARES

6.  SHARED VOTING POWER
    28,586,929

7.  SOLE DISPOSITIVE POWER
    0 SHARES

8.  SHARED DISPOSITIVE POWER
    1,158,052

9.  AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    28,586,929***

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    10.91%

12. TYPE OF REPORTING PERSON
    BK

*** 28,586,929 shares as trustee for various Lockheed Martin Corporation Plans


CUSIP NO: 539830109   13G         PAGE 5 OF 8 PAGES

ITEM 1.
    (A) 	NAME OF ISSUER
      	LOCKHEED MARTIN CORP

(B) 	ADDRESS OF ISSUER`S PRINCIPAL EXECUTIVE OFFICES
6801 ROCKLEDGE DRIVE BETHESDA MD 20817 UNITED STATES

ITEM 2.
    (A)  NAME OF PERSON FILING
         STATE STREET CORPORATION
         STATE STREET GLOBAL ADVISORS TRUST COMPANY
	 STATE STREET BANK AND TRUST COMPANY

    (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IN NONE,
         RESIDENCE
         STATE STREET FINANCIAL CENTER
         ONE LINCOLN STREET
         BOSTON, MA 02111
         (FOR ALL REPORTING PERSONS)

    (C)  CITIZENSHIP: SEE ITEM 4 (CITIZENSHIP OR PLACE OF
         ORGANIZATION) OF COVER PAGES

    (D)  TITLE OF CLASS OF SECURITIES
	 COMMON STOCK

    (E)  CUSIP NUMBER:
         539830109

ITEM 3.
         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B)
         OR (C), CHECK WHETHER THE PERSON FILING IS A:
         SEE ITEM 12(TYPE OF REPORTING PERSON) OF THE COVER PAGE
         FOR EACH REPORTING PERSON AND THE TABLE BELOW, WHICH EXPLAINS
         THE MEANING OF THE TWO LETTER SYMBOLS APPEARING IN ITEM 12 OF
         THE COVER PAGES.
         SYMBOL        CATEGORY
          BK           	BANK AS DEFINED IN SECTION 3(A) (6) OF THE ACT.
          IC           	INSURANCE COMPANY AS DEFINED IN SECTION 3 (A) (19)
                       	OF THE ACT
          IC           	INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF
                       	THE INVESTMENT COMPANY ACT OF 1940.
          IA           	AN INVESTMENT ADVISOR IN ACCORDANCE WITH RULE
                       	13D-1(B) (1) (II) (E).
          EP           	AN EMPLOYEE BENEFIT PLAN OR ENDOWMENT FUND IN
                       	ACCORDANCE WITH RULE 13D-1(B) (1) (II) (F) .
          HC           	A PARENT HOLDING COMPANY OR CONTROL PERSON IN
                       	ACCORDANCE WITH RULE 13D-1(B)(1)(II) (G).
          SA           	A SAVINGS ASSOCIATIONS AS DEFINED IN SECTION 3(B)
                       	OF THE FEDERAL DEPOSIT INSURANCE ACT (12 U.S.C. 1813).
          CP           	A CHURCH PLAN THAT IS EXCLUDED FROM THE DEFINITION OF
                       	AN INVESTMENT COMPANY UNDER SECTION 3(C)(14) OF THE
                       	INVESTMENT COMPANY ACT OF 1940.


CUSIP NO: 539830109   13G         PAGE 6 OF 8 PAGES

ITEM 4.   OWNERSHIP
          THE INFORMATION SET FORTH IN ROWS 5 THROUGH 11 OF THE COVER PAGE HERETO FOR EACH OF THE REPORTING PERSONS IS INCORPORATED
          HEREIN BY REFERENCE.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS
          NOT APPLICABLE

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON ALL OF THE SECURITIES ARE BENEFICIALLY OWNED BY STATE STREET CORPORATION, AND ITS DIRECT OR INDIRECT SUBSIDIARIES IN THEIR VARIOUS FIDUCIARY OR OTHER CAPACITIES. AS A RESULT, ANOTHER ENTITY IN EVERY INSTANCE IS ENTITLED TO DIVIDENDS OR PROCEEEDS OF SALE. STATE STREET BANK AND TRUST COMPANY IS THE TRUSTEE FOR AND STATE STREET GLOBAL ADVISORS IS THE INDEPENDENT FIDUCIARY AND/OR INVESTMENT MANAGER FOR LOCKHEED MARTIN CORP COMMON STOCK IN VARIOUS LOCKHEED MARTIN PLANS (SEE EXHIBIT 2) IN THE LOCKHEED MARTIN CORPORATION DEFINED CONTRIBUTION PLANS MASTER TRUST.
          THIS TRUST BENEFICIALLY OWNS 10.47% OF THE COMMON STOCK OF LOCKHEED MARTIN CORP. IN THESE CAPACITIES, STATE STREET BANK AND TRUST COMPANY HAS VOTING POWER AND STATE STREET GLOBAL ADVISORS TRUST COMPANY HAS DISPOSITIVE POWER OVER THE SHARES IN CERTAIN CIRCUMSTANCES.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
          SEE EXHIBIT 1 ATTACHED HERETO

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
          NOT APPLICABLE

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
          NOT APPLICABLE

















CUSIP NO: 539830109   13G         PAGE 7 OF 8 PAGES

ITEM 10.  CERTIFICATION

          BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED AND ARE HELD IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED AND ARE NOT HELD FOR THE PURPOSE OR WITH THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF THE SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING THAT PURPOSE OR EFFECT.

SIGNATURES

	   AFTER REASONABLE INQUIRY AND TO THE BEST OF HIS KNOWLEDGE AND BELIEF, EACH OF THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

STATE STREET CORPORATION
STATE STREET BANK AND TRUST COMPANY


ELIZABETH SCHAEFER
SENIOR VICE PRESIDENT, DEPUTY CONTROLLER



STATE STREET GLOBAL ADVISORS TRUST COMPANY



JACLYN COLLIER
CHIEF COMPLIANCE OFFICER


                                   EXHIBIT 1

   THE FOLLOWING TABLE LISTS THE IDENTITY AND ITEM 3 CLASSIFICATION OF EACH SUBSIDIARY OF STATE STREET CORPORATION, THE PARENT HOLDING COMPANY, THAT BENEFICIALLY OWNS THE ISSUER`S SECURITIES. PLEASE
REFER TO ITEM 3 OF THE ATTACHED SCHEDULE 13G FOR A DESCRIPTION OF EACH OF THE TWO-LETTER SYMBOLS REPRESENTING THE ITEM 3 CLASSIFICATION BELOW.

SUBSIDIARY							ITEM 3 CLASSIFICATION
STATE STREET BANK AND TRUST	 COMPANY				BK
SSGA FUNDS MANAGEMENT, INC.					IA
STATE STREET GLOBAL ADVISORS LIMITED 				IA
STATE STREET GLOBAL ADVISORS, LTD. 		                        IA
STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED			IA
STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD.			IA
STATE STREET GLOBAL ADVISORS ASIA LIMITED				IA
STATE STREET GLOBAL ADVISORS SINGAPORE LIMITED			IA
STATE STREET GLOBAL ADVISORS EUROPE LIMITED			IA
STATE STREET GLOBAL ADVISORS TRUST COMPANY			IA
STATE STREET SAUDI ARABIA FINANCIAL SOLUTIONS COMPANY		IA


NOTE: ALL OF THE LEGAL ENTITIES ABOVE ARE DIRECT OR INDIRECT SUBSIDIARIES OF STATE STREET CORPORATION.

CUSIP NO: 539830109   13G         PAGE 8 OF 8 PAGES

        EXHIBIT 2


1. LOCKHEED MARTIN CORPORATION CAPITAL ACCUMULATION PLAN
2. LOCKHEED MARTIN CORPORATION OPERATION SUPPORT SAVINGS PLAN
3. LOCKHEED MARTIN CORPORATION PERFORMANCE SHARING PLAN FOR BARGAINING EMPLOYEES
4. LOCKHEED MARTIN CORPORATION SALARIED SAVING PLAN
5. LOCKHEED MARTIN CORPORATION CAPITAL ACCUMULATION PLAN FOR HOURLY EMPLOYEES
6. LOCKHEED MARTIN CORPORATION HOURLY EMPLOYEE SAVINGS PLAN PLUS
7. LOCKHEED MARTIN CORPORATION BASIC BENEFIT PLAN FOR HOURLY EMPLOYEES
8. ALLCOMP INC. 401(k) PROFIT SHARING PLAN





                             JOINT FILING AGREEMENT



IN ACCORDANCE WITH RULE 13D-1(K)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE EXCHANGE ACT), EACH UNDERSIGNED ENTITY (EACH A COMPANY) HEREBY AGREES TO ANY AND ALL JOINT FILINGS REQUIRED TO BE MADE ON THE COMPANY`S BEHALF ON SCHEDULE 13G (INCLUDING AMENDMENTS THERETO) UNDER THE EXCHANGE ACT, WITH RESPECT TO SECURITIES WHICH MAY BE DEEMED TO BE BENEFICIALLY OWNED BY THE COMPANY UNDER THE EXCHANGE ACT, AND THAT THIS AGREEMENT BE INCLUDED AS AN EXHIBIT TO ANY SUCH JOINT FILING. THIS AGREEMENT MAY BE EXECUTED IN ANY NUMBER OF COUNTERPARTS ALL OF WHICH TAKEN TOGETHER SHALL CONSTITUTE ONE AND THE SAME INSTRUMENT.

IN WITNESS WHEREOF, EACH COMPANY HEREBY EXECUTES THIS AGREEMENT
EFFECTIVE AS OF THE DATE SET FORTH BELOW.



STATE STREET CORPORATION
STATE STREET BANK AND TRUST COMPANY


ELIZABETH SCHAEFER
SENIOR VICE PRESIDENT, DEPUTY CONTROLLER



STATE STREET GLOBAL ADVISORS TRUST COMPANY



JACLYN COLLIER
CHIEF COMPLIANCE OFFICER